UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Crescendo Acquisition Corp
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                              Mr. Georgio Endrizzi
                        c/o Sofigen Treuunternehmen reg.
                                 Ratikonstr. 33
                                  Postfach 443
                                  FL-9490 Vaduz
                            Furstentum Liechtenstein
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                  (Name & Address & Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2006
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

-------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     W.I.P. World International Project SA (Luxembourg)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
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               7    SOLE VOTING POWER

                    11,648,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,648,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,648,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
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14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Giorgio Endrizzi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy
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               7    SOLE VOTING POWER

                    11,648,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,648,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,648,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      (a) The security to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Crescendo Acquisition Corp., a Delaware Corporation (the "Company").

      (b)   The Company may be reached at the following address:
            c/o Sofigen Treuunternehmen reg.
            Ratikonstr. 33
            Postfach 443
            FL-9490 Vaduz
            Furstentum Liechtenstein


Item 2. Identity and Background.

       This statement is filed by W.I.P. World International Project SA Luxembourg and Giorgio Endrizzi (each a "Reporting Person," and together, the "Reporting Persons"). Effective on February 1, 2006, W.I.P. World International Project SA Luxembourg acquired 11,648,000 shares from Industrial & Family Holding Ltd. in a private purchase transaction.

       W.I.P. World International Project SA Luxembourg is a Luxembourg corporation. W.I.P. World International Project SA Luxembourg currently has no operations other than the ownership of the aforementioned shares and shares of Arte Invest. W.I.P. World International Project SA Luxembourg is located at the following address: 16 Avenue de La Porte Neuve, BP 6661-2016 Luxembourg. W.I.P. World International Project SA Luxembourg has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Giorgio Endrizzi is an officer, director and principal stockholder of W.I.P. World International Project SA Luxembourg. Mr. Endrizzi's principal occupation is officer and director of Sofigen Treuunternehmen reg. of Ratikonstr. 33 Postfach 443 FL-9490 Vaduz, Furstentum Liechtenstein. Mr. Endrizzi is also the sole officer and director of Crescendo Acquisition Corp. (the "Issuer"). In addition, Mr. Endrizzi is also an officer and director of certain other private corporations based in Liechtenstein. Mr. Endrizzi's business address is at Ratikonstr 33, Postfach 443, FL-9490 Vaduz, Furstentum Liechtenstein. Mr. Endrizzi has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Endrizzi is a citizen of Italy.

Item 3. Source and Amount of Funds or Other Consideration.

       Effective on February 1, 2006, W.I.P. World International Project SA Luxembourg acquired 11,648,000 shares of Crescendo Acquisition Corp. (the "Company") from Industrial & Family Holding Ltd. in a private purchase transaction for a price of $50,000. W.I.P. World International Project SA Luxembourg used "working capital" to purchase the Company's Common Stock. As used herein, the Term "working capital" includes income from the business operations of W.I.P. World International Project SA Luxembourg plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

Item 4. Purpose of Transaction.

        The Reporting Persons acquired their interests in the Company pursuant to a transaction whereby Mr. Endrizzi would become the President and a Director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Endrizzi and/or W.I.P. World International Project SA Luxembourg may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

        The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Persons has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) W.I.P. World International Project SA Luxembourg beneficially owns 11,648,000 shares of the Company's Common Stock, representing a 100% interest in the shares of Common Stock currently outstanding.

      (b) The responses of the Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1. Share Purchase Agreement between Industrial & Family Holding Ltd. and W.I.P. World International Project SA. Luxembourg dated as of February 1, 2006, filed as an exhibit to the Company's report on Form 8-K filed on February 6, 2006, and incorporated herein by reference.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 6, 2006
                                                    ----------------------------
                                                             (Date)


                                                    W.I.P. World International
                                                    Project SA (Luxembourg)


                                                    By: /s/ Giorgio Endrizzi
                                                       -------------------------
                                                    Name: Giorgio Endrizzi
                                                    Title: Director


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 6, 2006
                                                   -----------------------------
                                                               (Date)



                                                   By: /s/ Giorgio Endrizzi
                                                      -------------------------
                                                   Name: Giorgio Endrizzi